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Neil McGlone                            Jack Finney
Michael A. Burns & Associates           Retalix USA
+1-214-521-8596                         +1-215-953-5889
nmcglone@mbapr.com                      Jack.finney@retalix.com

          Retalix Expands Transportation Software Solutions for Grocers
                             and Food Distributors

          Product Line Offers Expertise in Inbound Traffic Management,
                  Dock Scheduling and Yard and Dock Management

DALLAS - Oct. 29, 2007 - Retalix(R) (Nasdaq: RTLX), a global provider of software solutions for distributors and retailers, has expanded its Supply Chain offerings to fulfill the critical transportation requirements of inbound traffic, yard management and dock scheduling for grocers and distributors. Chuck Bealke, vice president of transportation solutions, leads this initiative.

     The Retalix Transportation suite can be deployed independently or in conjunction with one another to help grocers and distributors optimize their warehouse and supply-chain operations. These solutions include:

    o Retalix Traffic Management (RTM) - provides comprehensive inbound freight management for planning, procurement, execution, settlement, visibility and supplier control, while delivering strong ROI by identifying new backhaul and customer pickup opportunities.

    o Retalix Dock Scheduling (RDS) - uses appointment-scheduling functions to optimize resources, predict labor demands, facilitate carrier scheduling via the Web and streamline the flow of goods through the distribution center.

    o Retalix Yard & Dock Management (RYDM) - fully automates the yard and dock management process using advanced predictive logic and optimization algorithims. The software eliminates operational silos and synchronizes yard and dock activity with distribution center demand in real-time.

     "A highly efficient and effective supply chain is critical to the profitibality of grocers and distributors alike," said Ray Carlin, executive vice president of Retalix USA. "Our expanded and integrated Transportation Solution set is designed to provide the necessary technology tools and supply chain visibility that grocers and distributors require to better manage and improve their operations."

     The Retalix software is adaptable to distributors of all sizes, and the company offers multiple configuration options. Customers can either deploy the solutions directly, or subscribe to the modules through a hosted software-as-a-service (SaaS) model.

     The Retalix Transportation Solutions are presented at the Retalix Synergy 2007 Global Conference, October 28-30 at the Hilton Anatole Hotel in Dallas.

     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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